UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Landcadia Holdings IV, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

51477A203
(CUSIP Number)

June 26, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51477A203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SZOP Multistrat LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,041*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,041*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,041*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.31%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 51477A203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SZOP Multistrat Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,041*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,041*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,041*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.31%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 51477A203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antonio Ruiz-Gimenez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,041*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,041*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,041*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.31%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 51477A203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerry Propper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,041*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,041*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,041*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.31%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 51477A203

Item 1.

(a)	Name of Issuer Landcadia Holdings IV, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 1510 West Loop South Houston, TX 77027

Item 2.

(a)	Name of Person Filing: SZOP Multistrat LP* SZOP Multistrat Management LLC* Antonio Ruiz-Gimenez* Kerry Propper*

(b)	Address of the Principal Office or, if none, residence 17 State Street, Suite 2130 New York, NY 10004

(c)	Citizenship SZOP Multistrat LP – Delaware SZOP Multistrat Management LLC – Delaware Antonio Ruiz-Gimenez – Spain Kerry Propper – United States

(d)	Title of Class of Securities Class A Common Stock, par value $0.0001

(e)	CUSIP Number 51477A203

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: SZOP Multistrat LP – 72,041* SZOP Multistrat Management LLC – 72,041* Antonio Ruiz-Gimenez – 72,041* Kerry Propper – 72,041*

(b)	Percent of class: SZOP Multistrat LP –5.31%* SZOP Multistrat Management LLC – 5.31%* Antonio Ruiz-Gimenez – 5.31%* Kerry Propper – 5.31%*

CUSIP No. 51477A203

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote SZOP Multistrat LP – 0* SZOP Multistrat Management LLC – 0* Antonio Ruiz-Gimenez – 0* Kerry Propper – 0*

(ii)	Shared power to vote or to direct the vote SZOP Multistrat LP– 72,041* SZOP Multistrat Management LLC – 72,041* Antonio Ruiz-Gimenez – 72,041* Kerry Propper – 72,041*

(iii)	Sole power to dispose or to direct the disposition of SZOP Multistrat LP – 0 SZOP Multistrat Management LLC – 0 Antonio Ruiz-Gimenez – 0 Kerry Propper – 0

(iv)	Shared power to dispose or to direct the disposition of SZOP Multistrat LP – 72,041* SZOP Multistrat Management LLC – 72,041* Antonio Ruiz-Gimenez - 72,041* Kerry Propper - 72,041*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*The Class A Common Stock (the “Shares”) of the Issuer reported herein are held by SZOP Multistrat LP (the “Fund”). SZOP Multistrat Management LLC (the “Manager”) serves as the investment manager to the Fund. Antonio Ruiz-Gimenez and Kerry Propper serve as managing members of the Manager (all of the foregoing, collectively, the “Reporting Persons”).

By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

For the purposes of Reg. Section 240.13d-3, the Reporting Persons herein may be deemed to beneficially own an aggregate of 72,041 Shares, or 5.31%, of the 1,357,537 Shares issued and outstanding as of May 12, 2023, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 15, 2023.

CUSIP No. 51477A203

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 51477A203

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/6/2023

SZOP Multistrat LP

By: SZOP Multistrat Management LLC, its investment manager

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

SZOP Multistrat Management LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 51477A203

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Shares of Landcadia Holdings IV, Inc., together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: 7/6/2023

SZOP Multistrat LP

By: SZOP Multistrat Management LLC, its investment manager

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

SZOP Multistrat Management LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually